UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   June 2020

File No.   000-55193

Alianza Minerals Ltd.

 (Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    FORM 20-F   ☒  FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alianza Minerals Ltd.

(Registrant)

Dated: September 11, 2020	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1

News Release dated June 1, 2020

99.2

News Release dated June 24, 2020

99.3

News Release dated July 2, 2020

99.4

News Release dated July 17, 2020

99.5

News Release dated August 6, 2020

99.6

News Release dated August 10, 2020